FILED BY WARWICK COMMUNITY BANCORP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: WARWICK COMMUNITY BANCORP, INC.
                                                   COMMISSION FILE NO. 000-23293

On August 23, 2004, Warwick Community Bancorp, Inc. issued the following press release:

FOR IMMEDIATE RELEASE                   FOR FURTHER INFORMATION CONTACT:
                                        FRED G. KOWAL
                                        CHAIRMAN OF THE BOARD &
                                        CHIEF EXECUTIVE OFFICER
                                        (845) 986-2206

                         WARWICK COMMUNITY BANCORP, INC.
                      ANNOUNCES MAILING OF PROXY MATERIALS
                       FOR ANNUAL MEETING OF STOCKHOLDERS


Warwick, New York, AUGUST 23, 2004 - Warwick Community Bancorp, Inc. (the "Company") (Nasdaq: WSBI), the holding company for The Warwick Savings Bank and The Towne Center Bank, announced that it has mailed the proxy materials in connection with its 2004 Annual Shareholders' Meeting. The meeting will be held at the Inn at Central Valley, Central Valley, New York, at 9:30 a.m on September 22, 2004. The Company will also soon be mailing election materials in connection with the proposed merger between the Company and Provident Bancorp, Inc. Stockholders of the Company have the option to elect to receive $32.26 in cash,
2.7810 shares of Provident Bancorp common stock, or a combination of cash and shares of common stock for each of their shares of the Company's common stock, subject to the allocation and proration requirements of the merger agreement between the Company and Provident Bancorp.

The Company is the holding company for The Warwick Savings Bank, a New York State chartered stock savings bank, and The Towne Center Bank, a New Jersey State chartered stock commercial bank. The Warwick Savings Bank maintains its headquarters in the village of Warwick in Orange County, New York, and operates additional branches in the village of Monroe, the town of Woodbury, the town of Wallkill, the town of Newburgh, and the village of Goshen, Orange County, New York, and in Carmel, Putnam County, New York. The Towne Center Bank is headquartered in the town of Lodi, in Bergen County, New Jersey, and operates an additional branch in the borough of Moonachie, in Bergen County, New Jersey. Both banks' deposits are insured up to the maximum allowable amount by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

Provident Bancorp, Inc. has filed a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings

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containing information about Provident and Warwick, at the SEC's Internet site
(http://www.sec.gov). Copies of the proxy statement/prospectus also can be obtained, without charge, by directing a request to Warwick Community Bancorp, Inc., attn. Barbara A. Rudy - Moore, Senior Vice President, 18 Oakland Avenue, P.O. Box 591, Warwick, New York 10990-0591, 845-986-2206 ext. 2238, or by
sending a request to wsbbar@warwick.net, or to Provident Bancorp, Inc., Investor Relations, attn. Roberta Lenett, 400 Rella Boulevard, Montebello, New York 10901, (845) 369-8082.

Warwick Community Bancorp, Inc., and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Warwick in connection with the acquisition. Information about the directors and executive officers of Warwick and their ownership of Warwick common stock is set forth in the joint proxy statement/prospectus.